Filed by Viking Energy Royalty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No.: 000-50328
                                      Subject Company: Calpine Natural Gas Trust


         On November 24, 2004, Viking Energy Royalty Trust issued a press release announcing an agreement to combine with Calpine Natural Gas Trust. The text of the press release follows:


PRESS RELEASE

NOVEMBER 24, 2004


VIKING ENERGY ROYALTY TRUST AND CALPINE NATURAL GAS TRUST
ANNOUNCE AGREEMENT TO COMBINE
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CALGARY- NOVEMBER 24, 2004 - Viking Energy Royalty Trust ("Viking") (TSX:
VKR.UN) and Calpine Natural Gas Trust ("CNG Trust") (TSX: CXT.UN) are pleased to announce that their respective boards of directors have unanimously approved an agreement providing for the combination of Viking and CNG Trust into a single trust to be managed by Viking's existing management team.

Under the terms of the agreement, each CNG Trust unit will be exchanged for 2.0 Viking trust units on a tax-deferred rollover basis. The transaction exchange ratio reflects market-to-market based on an average of historical trading unit prices. The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of CNG Trust's unitholders voting at a meeting to be held on or about January 27, 2005. The transaction is expected to close on or about February 1, 2005, which will enable unitholders of both Viking and CNG Trust to receive the January distributions from their respective trusts. An information circular is expected to be mailed to CNG Trust unitholders in mid to late December.

The combined entity will have current production of approximately 23,000 Boe/d and an enterprise value of approximately $1.3 billion. Viking's most recent monthly distribution was $0.08 per unit while CNG Trust's was $0.15 per unit. CNG Trust unitholders should anticipate receiving a 6.7% increase in distributions per unit from $0.15 to $0.16 based on recent historical monthly distributions of Viking and the proposed 2.0 for 1 exchange ratio.

"This transaction represents an important step in the strategy of Viking," said John Zahary, Viking's President and Chief Executive Officer. "The combination of CNG Trust's high quality natural gas assets with our strong base of oil production will create a fund with excellent stability for future distributions. Further, CNG Trust's strategic alliance and development drilling prospects will enhance the production growth opportunities for Viking."

Gary Guidry, President and Chief Executive Officer of CNG Trust added, "We are very pleased with the results of our strategic alternatives process which resulted in the opportunity to combine our assets with those of Viking. This transaction will create a leading royalty trust with significantly enhanced access to the capital markets and strength to pursue a much wider range of available opportunities than those available to a stand-alone CNG Trust."

BENEFITS OF THE  COMBINATION

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

The proposed combination allows for unitholders of both Viking and CNG Trust to participate in a stronger, more efficient trust which will be well positioned to add future unitholder value through the development of a well balanced portfolio of low risk internal drilling prospects and the ability to compete more effectively for potential acquisitions. The combined trust will provide the following additional benefits to both groups of unitholders:

    o A significantly larger, more diversified asset portfolio that allows for the additional pursuit of internal development opportunities;

    o A significantly increased enterprise value of approximately $1.3 billion, which is expected to result in enhanced liquidity, a more competitive cost of capital, and improved financing flexibility to better compete for future acquisitions;

    o The potential to leverage technical skills over a larger asset base to achieve operating efficiencies and expected reductions in general and administrative expenses per boe of daily production;

    o A 2005 capital expenditure budget of $60 million to pursue identified drilling prospects and opportunities on significant undeveloped landholdings;

    o Balanced commodity mix (approximately 50% natural gas/ 50% crude oil and NGLs) that is expected to provide increased stability for future distributions; and

    o Continued strong balance sheet with significant financial flexibility with a combined debt ratio of 15% of total enterprise value.

Additional benefits of the combination for unitholders of Viking include the following:

    o The transaction is expected to be accretive to Viking's cash flow per unit and production per unit;

    o        Increased exposure to natural gas;

    o Substantial near term production additions from CNG Trust's strategic alliance and its ongoing drilling program;

    o Significant new core areas in central Alberta at Markerville, Sylvan Lake and Innisfail as well as in northern Alberta at Pouce Coupe and Grand Prairie; and

    o        Expected reduction in operating costs per barrel of oil equivalent.


Additional benefits of the combination for unitholders of CNG Trust include the following:

    o It is anticipated that CNG Trust unitholders will receive a 6.7% increase in distributions per unit (from $0.15 to $0.16 based on the recent historical monthly distributions of Viking and the proposed 2 for 1 exchange ratio);

    o The transaction is expected to be accretive to CNG Trust's reserves per unit and extends the proved plus probable reserve life index from 8.1 years to 9.3 years;

    o        Increased exposure to oil prices which are currently very strong;

    o The combination provides CNG Trust unitholders with enhanced trading liquidity with a pro forma market capitalization of over $1.1 billion versus $387 million currently; and

    o Opportunity to participate in Viking's Premium Distribution, distribution reinvestment and optional unit purchase plan.

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

COMBINED TRUST
                                                            VIKING      CNG TRUST      COMBINED
                                                                                         TRUST
Production (three months ended September 30, 2004)
      Natural Gas (mcf/d)                                   32,492        32,673        65,165
      Oil and NGLs (bbls/d)                                  9,960         1,892        11,852
      Total (boe/d)(3)                                      15,375         7,338        22,713
      Percentage Gas                                           35%           74%           48%

Reserves (1,3)
      Proved (mboe)                                         43,109        17,146        60,255
      Proved plus Probable (mboe)                           55,058        21,686        76,744
      Reserve Life Index (P+P) (years)                         9.8           8.1           9.3

Undeveloped Land (thousands of net acres)                    156.5          48.0         204.5

Market Cap. ($ millions)                                  $  773.3      $  387.0      $1,152.3
Net Debt ($ millions)(2)                                     131.1          68.9         200.0
Total Enterprise Value ($ millions)                       $  904.4      $  455.9      $1,352.3

Basic units outstanding (thousands)                        110,477        27,066       164,609

    (1) Based on the evaluations of the independent engineers of Viking and CNG Trust as at January 1, 2004 and July 1, 2004, respectively, adjusted for production to September 30, 2004.

    (2) Long term debt plus working capital deficiency as at September 30, 2004; Viking net debt includes its convertible debentures.

    (3) BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


The combined trust will have significant operations in central and southern Alberta, and operatorship on over 80% of the total production. The assets will comprise approximately 50% natural gas on a production basis. Going forward, the 2005 capital expenditure program for the combined trust is estimated to be $60 million, with particular focus on the Markerville, Sylvan Lake, Bellshill, and Alexis areas.

BOARD RECOMMENDATIONS

The boards of directors of both Viking and CNG Trust have unanimously approved the transaction. Scotia Capital Inc. has provided CNG Trust's board of directors with its opinion that the consideration to be received by CNG Trust unitholders is fair, from a financial point of view, to CNG Trust unitholders. The CNG Trust board has concluded that the transaction is in the best interests of CNG Trust unitholders, and has resolved to recommend that CNG Trust unitholders vote their CNG Trust units for the proposed transaction. The management and board of CNG Trust own approximately 0.1% of the outstanding units and have agreed to vote such units in favour of the proposed transaction.

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

PrimeWest Energy Trust owns approximately 25% of the units of CNG Trust and has provided Viking with a letter outlining the basis on which it will support the proposed transaction.

CNG Trust has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. CNG Trust and Viking have also agreed to pay a reciprocal non-completion fee of $15 million to the other in certain circumstances. In addition, Viking has the right to match any competing proposal for CNG Trust, in the event that such a proposal is made.

FINANCIAL ADVISORS

CIBC World Markets Inc. acted as financial advisor to Viking. Scotia Capital Inc. acted as financial advisor to CNG Trust.

JOINT CONFERENCE CALL

A joint conference call to discuss the proposed transaction will be held on Wednesday, November 24, 2004, beginning at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time). To participate, please call 1-800-725-9502. A recording of the call will be available for review until December 15, 2004 by calling 1-800-558-5253 or (416) 626-4100 and entering the reservation number 21215654. A complete overview presentation of the proposed combination will be available on the Viking (WWW.VIKINGENERGY.COM) and CNG Trust (www.cngtrust.com) websites.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust trades on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $73.7 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

CNG Trust is a Calgary based trust that strives to sustain and grow cash distributions per trust unit by focusing primarily on maintaining and increasing production on a cost effective basis through acquisitions and the development and exploitation of existing reserves. CNG Trust is an unincorporated open-ended investment trust created under the laws of Alberta and its units are listed on the TSX under the symbol "CXT.UN".


CERTAIN INFORMATION SET FORTH IN THIS PRESS RELEASE, INCLUDING MANAGEMENT'S ASSESSMENT OF FUTURE PLANS AND OPERATIONS, CONTAINS FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, SOME OF WHICH ARE BEYOND VIKING'S AND CNG TRUST'S CONTROL, INCLUDING THE IMPACT OF GENERAL ECONOMIC CONDITIONS, INDUSTRY CONDITIONS, VOLATILITY OF COMMODITY PRICES, CURRENCY FLUCTUATIONS, IMPRECISION OF RESERVE ESTIMATES, ENVIRONMENTAL RISKS, COMPETITION FROM OTHER INDUSTRY PARTICIPANTS, PERFORMANCE OF CERTAIN OBLIGATIONS BY THIRD PARTIES, THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT, STOCK MARKET VOLATILITY AND ABILITY TO ACCESS SUFFICIENT CAPITAL FROM INTERNAL AND EXTERNAL SOURCES. READERS ARE CAUTIONED THAT THE ASSUMPTIONS USED IN THE PREPARATION OF SUCH INFORMATION, ALTHOUGH CONSIDERED REASONABLE AT THE TIME OF PREPARATION, MAY PROVE TO BE IMPRECISE AND, AS SUCH, UNDUE RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENT COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS AND, ACCORDINGLY, NO ASSURANCE CAN BE GIVEN THAT ANY OF THE EVENTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL TRANSPIRE OR OCCUR, OR IF ANY OF THEM DO SO, WHAT BENEFITS WILL DERIVE THERE FROM. VIKING AND CNG TRUST DISCLAIM ANY INTENTIONS OR OBLIGATIONS TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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

IT IS EXPECTED THAT VIKING WILL FILE A REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CNG TRUST WILL MAIL AN INFORMATION CIRCULAR TO CNG TRUST UNITHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH INVESTORS SHOULD READ CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. THE REGISTRATION STATEMENT, INCLUDING THE INFORMATION CIRCULAR AND ALL OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV. IN ADDITION, THE INFORMATION CIRCULAR AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE TO INVESTORS AT NO EXPENSE TO THEM BY CALLING OR WRITING TO THE CONTACTS REFERRED TO IN THIS NEWS RELEASE.

                     FOR FURTHER INFORMATION PLEASE CONTACT:

Viking Energy Royalty Trust                              CNG TRUST

John Zahary,                                             Gary S. Guidry,
President and Chief Executive Officer                    President and Chief Executive Officer

Robert Fotheringham                                      Gary Beagle,
Vice President, Finance and Chief Financial Officer      Vice President Finance and Chief Financial Officer

Phone:   (403) 268-3175                                  Phone:   (403) 750-3300
Fax:     (403) 266-0058                                  Fax:     (403) 269-7404
Toll Free: 1-877-292-2527                                Toll Free: 1-800-750-1013 (Canada only)
E-mail: vikingin@viking-roy.com                          Website: www.cngtrust.com
Website: www.vikingenergy.com


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